Exhibit 4. 15

LICENSE AGREEMENT

This License Agreement (this “Agreement”), dated as of December 14, 2008 (the “Effective Date”), is made by and between Kwang Dong Pharmaceutical Co., Ltd. of Seoul, Korea (herein: “KDP”) and Can-Fite Biopharma, Ltd of Petach-Tikva, Israel (herein: “Can-Fite”). KDP and Can-Fite may be referred to herein individually as a “Party” and jointly as the “Parties.”

RECITALS

WHEREAS, Can-Fite is developing a pharmaceutical product for treating inflammatory diseases known generically as IB-MECA (Methyl 1-[N6-(3-iodobenzyl)-adenin-9-yl]- β-D- Ibofuronamid), and called CF101 by Can-Fite; and

WHEREAS, Can-Fite is conducting the Can-Fite Phase IIb Clinical Trial (as defined below) of the product in tablet form (as more fully described below, the “Product”) for the treatment of rheumatoid arthritis, as described in the Existing Filing Document (as defined below); and

WHEREAS, Can-Fite owns certain intellectual property right(s) covering the Product;

WHEREAS, Can-Fite desires to grant, and KDP desires to obtain, certain exclusive rights and licenses regarding the Product (as more specifically provided in Section 2.1 herein) within the Territory (as defined below), in accordance with the terms and conditions of this Agreement; and

WHEREAS, the Parties are entering into a Share Purchase Agreement of even date herewith (the “Share Purchase Agreement”), pursuant to which KDP has agreed to purchase 2,382,602 Ordinary Shares par value NIS 0.01 each of Can-Fite (the “Shares”), subject to the terms and conditions thereof.

NOW THEREFORE, for and in consideration of the covenants, conditions, and undertakings hereinafter set forth, it is agreed by and between the Parties as follows:

ARTICLE 1.

DEFINITIONS

As used in this Agreement, (i) neutral pronouns and any derivations thereof shall be deemed to include the feminine and masculine and all terms used in the singular shall be deemed to include the plural and vice versa, as the context may require; (ii) the words “hereof” and “hereunder” and other words of similar import refer to this Agreement as a whole, including all exhibits, as the same may be amended from time to time, and not to any subdivision of this Agreement; (iii) the word “including” is not intended to be exclusive and means “including without limitation”; (iv) the word “days” means “calendar days,” unless otherwise stated; (iv) “Section” refers to sections and subsections in this Agreement; (iv) descriptive headings are inserted for convenience of reference only and do not constitute a part of and shall not be used in interpreting this Agreement; and the following capitalized terms shall have the following meanings:

1.1           “Affiliate” shall mean a corporation, partnership, trust, limited liability company or other entity that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with a Party, but only for so long as such relationship exists. For such purposes, “control” or “controlled by” and “under common control with” shall mean the possession of the power to direct or cause the direction of the management and policies of an entity, whether through the ownership of voting stock or partnership interest, by contract or otherwise. In the case of a corporation, the direct or indirect ownership of more than fifty percent (50%) of its outstanding voting shares shall in any event be deemed to confer control, it being understood that the direct or indirect ownership of a lesser percentage shall not necessarily preclude the existence of control.

1.2           “Can-Fite’s Other Licensee(s)” shall mean companies, firms, corporations, partnerships or other Third Party entities, to whom Can-Fite has granted a right to develop and commercialize the Product inside the Territory outside the Field or outside the Territory inside or outside the Field.

1.3           “Can-Fite Phase IIb Clinical Trial” shall mean the human clinical trial of the Product being conducted by Can-Fite in Israel and several European countries to determine the safety and efficacy of the Product as described in the Existing Filing Document.

1.4          “CDA” shall mean the Mutual Confidential Disclosure Agreement between the Parties dated as of 25 May, 2007.

1.5           “Clinical Study/Studies” shall mean such clinical studies in human beings, including the Can-Fite Phase IIb Clinical Trial and other studies described as Phase I Clinical Trials, Phase II Clinical Trials and Phase III Clinical Trials in 21 C.F.R. 312.2(c) for the United States, or similar clinical studies prescribed by a Regulatory Authority in another country, as may be required to be conducted and/or produced by or on behalf of either Party, or Can-Fite’s Other Licensee(s), in connection with obtaining Marketing Authorization for the Product either inside or outside of the Territory. A Clinical Study shall be deemed to have commenced when the first patient or subject in such study has been enrolled

1.6           “Commercial Launch” shall mean the first shipping by KDP, its Affiliate or its distributor of the Product following Marketing Authorization in the Territory to its or their wholesalers or other Third Party purchasers in the Territory, in such commercial quantities of the Product as may reasonably be appropriate to establish the Product, as applicable, throughout the Territory.

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1. 7           “Commercially Reasonable Efforts” shall mean continuous and diligent efforts of a degree and kind, including the level of attention and care and providing of funding and manpower, as are consistent with industry custom and practice and with the then current stage of product life cycle, which efforts shall in no event be less than the efforts that a Party applies with respect to its other programs and products of similar commercial potential consistent with the exercise of good business judgment for the maximization of profits.

1.8           “Confidential Information” shall mean any and all inventions, ideas, discoveries, data, instructions, designs, information, components, methods, tools, developments, innovations, techniques, materials, technology, protocols, procedures, results, formulae, trade secrets, know-how and other non-public and proprietary materials, products, processes or information, including research, product plans, manufacturing processes, manufacturing or operating costs, services, software, hardware, customer lists, price lists, business plans, marketing plans or financial information, that is or was disclosed or supplied by a Party (the “Disclosing Party”) to the other Party (the “Receiving Party”) in connection with this Agreement or the CDA. Disclosures by a Party’s Affiliate shall be deemed disclosures by that Party, and disclosures to a Party’s Affiliate shall be deemed disclosures to that Party.

Notwithstanding the foregoing, Confidential Information shall not include any part of the foregoing that the Receiving Party can prove:

1.8.1           Was already known to the Receiving Party as evidenced by the Receiving Party’s competent, contemporaneous written records, other than any portion of such information that was under an obligation of confidentiality at the time of its disclosure;

1.8.2           Became generally available to the public or otherwise becomes part of the public domain after disclosure of such information to the Receiving Party, other than by breach of this Agreement by the Receiving Party or by anyone to whom the Receiving Party disclosed such information;

1.8.3           Was subsequently lawfully disclosed to the Receiving Party by a Third Party, without any restriction on disclosure, other than in breach of a confidentiality obligation of such Third Party to the Disclosing Party; or

1.8.4           Was independently developed or discovered by employees of the Receiving Party who had no access to the Confidential Information of the Disclosing Party and did not make use of the Confidential Information of the Disclosing Party, as demonstrated by competent, contemporaneous written records.

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1.9           “Controlled” or “Controls”, when used in reference to intellectual property, shall mean the legal authority or right of a Party (or any of its Affiliates) to grant a license or sublicense of intellectual property rights to the other Party, or to otherwise disclose proprietary or trade secret information to the other Party, without breaching the terms of any agreement with a Third Party, infringing upon the intellectual property rights of a Third Party, or misappropriating the proprietary or trade secret information of a Third Party. This term may be used herein as a noun.

1.10         “Data” shall mean any and all data from research and development work, including but not limited to all data from Clinical Studies or Non-Clinical Studies, price registrations and regulatory submissions, related to the Product, including but not limited to data related to metabolites, degradation substances and impurities.

1.11         “Development Plan” shall mean the written document prepared and determined by KDP that describes the overall program for development of the Product in the Field in the Territory. The Development Plan shall include, among other things, estimated activities and timelines towards procurement of Marketing Authorization in the Territory. The Development Plan also shall forecast the initial Product supply requirements for such development activities.

1.12         “Existing Filing Document” shall mean the document(s) submitted by Can-Fite to FDA that enabled Can-Fite to lawfully initiate the Can-Fite Phase IIb Clinical Trial.

1.13         “FDA” shall mean the United States Food and Drug Administration, or any successor entity thereto.

1.14         “Field” shall mean systemic use of the Product for the therapeutic treatment of rheumatoid arthritis in humans.

1.15         “KFDA” shall mean “Korea Food & Drug Administration”, the competent regulatory authority in Korea that is responsible for granting Marketing Authorization for a regulated pharmaceutical in Korea.

1.16         “Knowledge” shall mean, with respect to a Party, the good faith understanding of the facts and information in the possession of an officer of such Party, or any in-house legal counsel of such Party, without any duty to conduct any additional investigation with respect to such facts and information by reason of the execution of this Agreement. For purposes of this definition, an “officer” shall mean any person in the position of senior vice president, president, chief operating officer or chief executive officer of a Party.

1.17         “Licensed Know-How” shall mean all ideas, data, instructions, discoveries, inventions, processes, formulae, techniques, procedures, designs, sketches, records, components, methods, tools, developments, innovations, materials, technology, protocols, results, expert opinions and other information Controlled by Can-Fite as of the Effective Date and during the term of this Agreement relating to the Product that are not in the public domain and that are necessary for the development, use, manufacture (as authorized under this Agreement) or sale of the Product in the Field in the Territory. Licensed Know-How shall expressly exclude Licensed Patents.

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1.18         “Licensed Patents” shall mean the patents and patent applications Controlled by Can-Fite as of the Effective Date and during the term of this Agreement relating to the Product and/or the use of the Product within the Field and having one or more Valid Claims within the Territory. The Licensed Patents are identified in Exhibit A, attached hereto and incorporated herein, as it may be amended by the Parties from time to time.

1.19         “Licensed Technology” shall mean the Licensed Know-How and the Licensed Patents.

1.20         “Manufacturing Cost” shall mean all costs for the Product, calculated by using Can-Fite’s standard accounting procedures. Such costs shall include, but not be limited to, the fully burdened costs of all raw materials, labor and reasonable overhead for the synthesis, formulation, filling, finishing, labeling, packaging, storing, quality control and assurance activities and procurement costs associated with the Product.

1.21         “Marketing Authorization” shall mean all approvals (including labeling, price and reimbursement approvals, if applicable), licenses, registrations or authorizations of any Regulatory Authority necessary for the commercial marketing, sale and use of the Product inside or outside of the Territory, as the case may be.

1.22         “National Health Insurance/NHI Price” shall mean the price that may be charged for the Product in the Territory, as determined by the KFDA or other Regulatory Authority.

1.23         “NDA’’ or “New Drug Application” shall mean a new drug application filed with a Regulatory Authority, wherein NDA approval shall permit marketing of the applicable product.

1.24         “Net Sales” shall mean the total amount invoiced to Third Parties in connection with sales of the Product by KDP, its Affiliates and its distributors to wholesalers or other Third-Party purchasers, less the following items to the extent actually paid or allowed and specified on any documents related to such sales:

1.24.1         Packaging, transportation and prepaid insurance charges on shipments or deliveries of Product;

1.24.2         Credit or refund actually allowed for any returned Product;

1.24.3         Reasonable and customary rebates, actually granted or given to wholesalers or other distributors; and

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1.24.4         Sales or value added taxes actually incurred and paid by KDP or its Affiliates in connection with the sale or delivery of the Product.

No deductions shall be made for cost of collections or for commissions paid to individuals, whether they be with independent sales agencies or regularly employed by KDP, and/or its Affiliates and on its or their payroll. Product shall be considered “sold” when billed out or invoiced. Sale or transfer to an Affiliate for resale by such Affiliate shall not be considered a sale for the purpose of this provision, but the resale by such Affiliate to a Third Party be a sale for such purpose.

No multiple royalties shall be payable to Can-Fite because the manufacture, use, sale, offer for sale or importation of any Product is covered by more than one of the Licensed Patents.

1.25         “Non-Clinical Study/Studies” shall mean any and all pre-clinical studies and non-clinical studies as may be required to be conducted and/or produced by or on behalf of either Party, and (if applicable) by Can-Fite’s Other Licensee(s), in connection with obtaining Marketing Authorization for the Product either inside or outside of the Territory. “Product” shall have the meaning set forth above in the Recitals to this Agreement.

1.26         “Regulatory Authority” shall mean, with respect to any particular country, territory or union, the governmental authority, body, commission, agency or other instrumentality of such country, territory or union with the primary responsibility for the evaluation or approval of pharmaceutical products before such pharmaceutical product may be tested, marketed, promoted, distributed or sold in such country, including such governmental bodies that have jurisdiction over the pricing of such pharmaceutical product. The term “Regulatory Authority” includes the KFDA, the FDA, and the European Agency for the Evaluation of Medicinal Products or EMEA.

1.27         “Regulatory Exclusivity Period” shall mean any period of data, market or other regulatory exclusivity, including the equivalent in the Territory of any such periods listed in the FDA’s Orange Book or periods under national implementations of Article l0.l(a)(iii) of Directive 2001/EC/83 and any corresponding foreign equivalents.

1.28         “Regulatory Filing” shall mean all filings with the applicable Regulatory Authority for registrations, permits, licenses, authorizations, approvals, or notifications that are required to develop, make, use, sell, import or export the Product, as the case may be, and shall include a New Drug Application.

1.29         “Sublicensee” shall mean an Affiliate of KDP or a Third Party distributor to whom KDP has granted a right to market, promote, distribute, and/or sell the Product within the Territory in accordance with Section 2.3, because applicable laws and/or regulations require KDP to grant a sublicense to a Third Party distributor of the Product in the Territory. No Third-Party distributor(s) shall otherwise be deemed to be a Sublicensee(s) for purposes of this definition.

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1.30         “Territory” shall mean the Republic of Korea.

1.31         “Third Party” shall mean any person or entity other than the Parties or their Affiliates.

1.32         “Trademarks” shall mean, as of the Effective Date and during the term of this Agreement, the Product-specific trademarks that are used, or are intended to be used, by Can-Fite or KDP, or by any of their Affiliates or contractually bound Third Parties, in conjunction with distribution, promotion, marketing, sales, offers to sell, import, export or other exploitation of Product. The Trademarks licensed for use in the Territory are identified in Exhibit B, attached hereto and incorporated herein, as it may be amended by the Parties from time to time. All such Trademarks, whether in the English language or any other language, shall be owned by Can-Fite.

1.33         “Valid Claim” shall mean (i) a composition of matter claim, a method claim, a use claim, a pharmaceutical composition claim or an equivalent claim of an issued and unexpired patent (including a use patent) in the Territory covering the Product or its pharmaceutical use, or (ii) a composition of matter claim, a method claim, a use claim, a pharmaceutical composition claim or an equivalent claim of a pending patent application in the Territory covering the Product or its pharmaceutical use, but only if such claim within such pending patent application is being diligently prosecuted, and only if such claim has not been revoked or held unenforceable or invalid by a decision of a court or governmental agency of competent jurisdiction from which no appeal can be taken, or with respect to which an appeal is not taken within the time allowed for appeal, and that has not been disclaimed, denied or admitted to be invalid or unenforceable through reissue, disclaimer or otherwise, and that has not been lost through an interference proceeding or by abandonment.

1.34         Additional Definitions:

Defined Term	Section in which Defined
Agreement	Preamble
Bankrupt Party	14.4
Breaching Party	14.3
Can-Fite	Preamble
Can-Fite Indemnitees	12.2
Can-Fite Invention	10.2.2
CGL	12.4
Dispute	15.1
Effective Date	Preamble
ICC	15.2
Indemnified Party	12.3
Indemnifying Party	12.3
Inventions	10.2.1
Joint Committee or JC	3.1
Losses	12.1
Marketing Plans	8.2
Non-Breaching Party	14.3
Parties	Preamble
Party	Preamble
Senior Executives	15.1
KDP	Preamble
KDP Indemnitees	12.1
KDP Invention	10.2.2
Supply Agreement	7.3
Share Purchase Agreement	Recitals
Shares	Recitals
Withholding Tax	9.6

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ARTICLE2.

LICENSE

2.1           License Grant. Subject to the terms and conditions of this Agreement, Can- Fite hereby grants to KDP during the term of this Agreement a sole and exclusive license, even as against Can-Fite, under the Licensed Technology to develop, have developed, register, market, have marketed, produce, have produced, distribute, have distributed, sell, have sold, offer for sale and import the Product in the Field in the Territory.

2.2           Trademark License. Subject to the terms and conditions of this Agreement, Can-Fite hereby grants to KDP an exclusive, royalty-free, fully paid-up license to use the Trademarks in connection with the distribution, marketing, promotion and sale of Product in the Field in the Territory, subject to quality control conditions established by Can-Fite, for so long as KDP is distributing, marketing, promoting and selling the Product in accordance with this Agreement. KDP is entitled to sublicense the Trademarks on a royalty-free basis within the above scope to Sublicensee(s).

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2.3           Sublicenses; Limited to Distributors. KDP shall not have the right to grant sublicenses under the licenses set forth in Sections 2.1 and 2.2, except to the extent such sublicenses are required to be granted to its distributors for the specific purpose of marketing, promoting, distributing and/or selling Product in the Territory. Any such sublicenses shall be subject to the following conditions: (i) the execution of an agreement between KDP and any Sublicensee shall not in any way diminish, reduce or eliminate any ofKDP’s obligations under this Agreement, and KDP shall remain primarily liable for such obligations; (ii) KDP shall require each Sublicensee to agree in writing in its sublicense agreement to be bound by and comply with all the provisions and limitations of this Agreement applicable to KDP that are applicable to the rights sublicensed therein; (iii) KDP shall discuss such proposed sublicense with Can-Fite prior to KDP’s commitment to such Sublicensee; (iv) KDP shall provide Can-Fite a copy of any such proposed sublicense agreement (with financial and confidential information redacted); and (v) Can-Fite shall have approved the Sublicensee and the sublicense agreement in writing before the execution of any such sublicense, which approval shall not be unreasonably delayed or withheld. Without limiting the foregoing, KDP shall remain responsible to Can-Fite for payment of royalties due under this Agreement on the Net Sales of each such Sublicensee and for each Sublicensee’s and product complaint obligations under this Agreement. The permitted Sublicensees may not further sublicense any rights granted hereunder without the prior written consent of Can-Fite.

2.4           Restrictions. During the term of this Agreement and as partial consideration for the licenses and rights granted hereunder, KDP shall not directly or indirectly, through one or more Affiliates or Third Parties, conduct, fund, license or participate in the development, distribution or commercialization in the Territory of any product containing an adenosine A3 receptor agonist as an active ingredient other than the Product or as the Parties expressly agree in writing, regardless of whether such product is to be used for the same indication(s) as the Product. If KDP breaches its obligation under this Section 2.4, Can-Fite may convert the exclusive license granted in Section 2.1 to a non-exclusive license or may immediately terminate this Agreement, in Can-Fite’s sole discretion. Conversion of the license granted herein into a non-exclusive license in accordance with this Section 2.4, will not derogate from any obligations of KDP as provided for herein including, but not limited to, the obligation for payments under Article 9.

2.5           Retained Rights. Can-Fite retains all rights to research, develop, have developed, commercialize, use, market, have marketed, distribute, have distributed, sell, have sold, offer for sale, make, have made, import, export and otherwise exploit the Product and the Licensed Technology outside the Field in the Territory and outside the Territory inside or outside the Field. For the sake of clarity, the exclusive license granted to KDP under Section 2.1 shall not preclude Can-Fite from conducting research with academic investigators in Korea. Can-Fite shall have the sole and exclusive right (itself or through a Third Party) to manufacture or have manufactured the Product and to supply the Product to KDP as described herein.

2.6           No Implied Licenses. KDP acknowledges that the commercialization licenses granted by Can-Fite herein are limited to the Product in the Field in the Territory. No rights or licenses, including any research or development rights, with respect to products (other than the Product), the Licensed Technology or other intellectual property Controlled by Can-Fite are granted or shall be deemed granted hereunder or in connection herewith, other than those rights expressly granted in this Agreement.

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ARTICLE3.

JOINT COMMITTEE

3.1           Joint Committee. Can-Fite and KDP shall establish a joint committee (the “Joint Committee” or “JC”) to facilitate communication and coordination between the Parties regarding the coordination of development activities of the Product in the Territory. The Joint Committee shall facilitate the assistance provided by Can-Fite to KDP in order to achieve the mutually desired objective of speed, efficiency and coordination regarding KDP’s Product development activities hereunder. The Joint Committee’s responsibilities shall include review and discussion of: (i) the Development Plan, KDP’s progress with respect to the Development Plan’s activities and objectives, and the results and other outcomes of the development of the Product under the Development Plan; (ii) the strategic and operational issues identified by KDP in connection with Product development in the Territory by or on behalf of KDP; (iii) Can-Fite’s general progress, results and other outcomes of development of Product in the Field outside the Territory; and (iv) the strategic and operational issues identified by Can-Fite in connection with Product development in the Field outside the Territory by or on behalf of Can-Fite. Both Parties will freely and candidly exchange views and opinions, and offer advice, recommendations or suggestions to the other Party, in order to foster harmonization and consistency with respect to global Product development. Each Party shall respect and reasonably consider the other Party’s view, opinion, advice, recommendation and suggestion. The JC meetings may serve as a meeting of the Parties for information exchange purposes, as set forth herein. The Joint Committee shall cease to function, and this Article 3 shall have no further force and effect, upon the earlier of (x) receipt of Marketing Authorization in the Territory and (y) the date that KDP is no longer pursuing clinical development (including post-marketing development and studies) of the Product in the Field in the Territory.

3.1.1           Membership. The JC shall be comprised of four (4) members, with two (2) members appointed by Can-Fite and two (2) members appointed by KDP. Each Party shall at all times have at least one (1) representative on the JC that is at a function head level. Each Party may replace one or more of its JC representatives at any time, with prior written notice to the other Party. With the consent of the JC members, other representatives of Can-Fite or KDP may attend JC meetings as non-voting observers.

3.1.2           JC Meetings. The JC will meet at least once annually and otherwise on an as-needed basis. The meetings will be at places as are agreed to by both Parties. The meetings may be in person or via tele-or video-conference; however, at least one meeting annually will be in person. Each Party shall bear its own personnel and travel costs and expenses relating to JC meetings. Each Party’s lead representative shall co-chair meetings of the JC, and both co-chairs (or one of them, as may be agreed between them) shall be responsible for preparing the meeting agendas and minutes in turn.

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3.2           No Committee Amendments; Authority. Notwithstanding the creation of the JC, each Party to this Agreement shall retain the rights, powers, and discretion granted to it hereunder, and the JC shall not be delegated or vested with any such rights, powers, or discretion unless such delegation or vesting is expressly provided for herein or the Parties expressly so agree in writing. The JC shall have no power to amend or modify this Agreement, which may be amended or modified only as provided in Section 16.6.

ARTICLE 4.

EXCHANGE OF INFORMATION

4.1           Disclosure of Intellectual Property by the Parties. During the term of this Agreement, Can-Fite shall use Commercially Reasonable Efforts to disclose to KDP Licensed Technology that is necessary to KDP’s full enjoyment of the license rights granted to KDP hereunder. During the term of this Agreement, KDP shall use Commercially Reasonable Efforts to disclose to Can-Fite intellectual property (including patent rights and know-how) that is necessary to Can-Fite’s full enjoyment of its retained rights hereunder.

4.2           Information Exchange. In addition to disclosure to the Joint Committee of the progress and results of pertinent Non-Clinical Studies and Clinical Studies regarding the Product, each of Can-Fite and KDP shall provide to the other summary reports generated in the conduct of pertinent Clinical Studies and Non-Clinical Studies of the Product, as well as written summaries of the Regulatory Filings regarding the Product, that is in the respective Party’s possession, for use and/or incorporation into Regulatory Filings of the other Party; upon completion of each phase of such Clinical Studies or completion of the tests within such Non-Clinical Studies, in all cases subject to Third-Party confidentiality restrictions as may exist. All such Product-related information exchanged hereunder (including such summary reports and written summaries, which shall include sufficient information to enable the recipient to understand each study and its results) shall be written in the English language. In addition, upon reasonable request by a Party in writing in advance, the other Party shall provide access at its facility(ies) to the extent necessary to enable the requesting party to review on-site the study-specific portions of detailed Product-related analyses, Data, written Product-related reports, and Regulatory Filings that are made a part of, are related to, or are quoted in such summary reports or such written summaries.

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ARTICLE 5.

DEVELOPMENT; REGULATORY

5.1           Development Plan. KDP understands and agrees that the Development Plan may not contain elements that materially and adversely affect, or may otherwise have the effect of materially and adversely affecting, Can-Fite’s ability to conduct development, commercialization or other exploitation of the Product outside of the Field and/or outside the Territory. Based on the above, KDP shall prepare the final draft of the Development Plan and submit it to Can-Fite for review promptly after its preparation. The Development Plan shall set forth in reasonable detail KDP’s development activities to be conducted to develop the Product and receive Marketing Authorization in the Field in the Territory. Can-Fite’s review of and comment on the draft Development Plan will be conducted by Can-Fite in good faith. KDP shall respect and take into consideration the views, opinions, advice, recommendations and/or suggestions advanced by Can-Fite with respect to the draft Development Plan, and will incorporate Can-Fite’s proposed revisions into the Development Plan, provided that such revisions are given on a timely basis.

5.2           Development Conduct and Costs. KDP shall be responsible for conducting all development activities under the Development Plan, including submission of all Regulatory Filings for the Product in the Territory and all Clinical Studies in the Territory under the Development Plan, if the results of such Clinical Studies support such Regulatory Filing submission. KDP shall bear all costs it incurs in conducting such development, including expenses KDP incurs in conducting Clinical Studies and in preparing for the same, as well for all regulatory activities in the Territory, including preparation of regulatory documents or any supplemental studies necessary to achieve Marketing Authorization for the Product in the Territory. Prior to initiation by KDP, the protocols of all Clinical Studies and Non-Clinical Studies shall be submitted to Can-Fite for review and comment by Can-Fite. Such review and comment regarding the protocols of all Clinical Studies and the related Non-Clinical Studies will be conducted by Can-Fite in good faith, and Can-Fite’s comments regarding such protocols and Non-Clinical Studies (as applicable) shall be incorporated into such protocols and Non-Clinical Studies (as applicable) by KDP. KDP agrees to use its Commercially Reasonable Efforts to submit Regulatory Filings and obtain Marketing Authorization for the Product in the Territory as soon as possible in accordance with the Development Plan.

5.3           Failure to Develop. Should KDP fail to proceed with development of the Product in accordance with the Development Plan, and/or if KDP has not submitted a Regulatory Filing for Marketing Authorization of the Product in the Field in the Territory within twelve (12) months after the date specified for such filing in the Development Plan (as it may be amended from time to time), other than for good faith reasons, such as but not limited to force majeure (as described in Section 16.1), Can-Fite will have the right (either itself or through a Third Party), exercisable upon written notice to KDP following the expiration of a ninety (90)-day cure period (or, if it is not practicable to complete the cure of such failure within such 90-day period, following the expiration of an extended period of time to be determined upon mutual written agreement of the Parties), to develop the Product (either itself or through a Third Party) in the Territory, and thereafter all rights to develop and commercialize the Product in the Territory shall revert to Can-Fite. This Section 5.3 shall not limit any other remedies Can-Fite may have under this Agreement or applicable law. Notwithstanding the foregoing provisions of this Section 5.3, Can-Fite is not entitled to forward the aforementioned notice to KDP, or, if forwarded by Can-Fite, such notice shall have no effect and force as specified above, in the following instances:

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5.5           Manufacturing Documents. The aforementioned in Section 4.2 notwithstanding, in order to help preserve the proprietary nature of Can-Fite’ s manufacturing information relating to the Product (e.g., the respective CMC section contained in any Regulatory Filings), Can-Fite will have the right, to the extent permitted by Regulatory Authorities, to file a drug master file with a Regulatory Authority to make the information regarding such manufacturing information available directly to the Regulatory Authority; provided, however, for the Territory, KDP will have the right to access and reference the drug master file registration number in its Regulatory Filing for the Product, including said CMC section and documentation, to the extent required by law, rule, regulation or a Regulatory Authority having jurisdiction in the Territory. Notwithstanding anything to the contrary herein, KDP will only be entitled to use the manufacturing information relating to the Product to the extent reasonably required by local or national law, rule, regulation or Regulatory Authority and to carry out its development and commercialization activities hereunder

5.6           Regulatory Filings. The harmonization and coordination of Regulatory Filings for the Product by both Parties shall be discussed at the JC. KDP shall make a summary report of each draft Regulatory Filing (wherein such summary report will include sufficient information to enable Can-Fite to understand the studies and results contained therein; however, its content shall be discussed and agreed at the JC) available to Can-Fite with English translation thirty (30) days prior to the meeting with the KFDA to be held in advance of the submission thereof to the KFDA, for review and comment by Can-Fite within fifteen (15) days after Can-Fite’s receipt of such summary report, which comments KDP shall incorporate in finalizing such Regulatory Filing submission. If KDP should make any material changes to such draft Regulatory Filing in producing the final Regulatory Filing, then, KDP shall inform Can-Fite of all such material changes as soon as practicable. All Regulatory Filings filed by KDP in the Territory shall be in the name of and owned by KDP, except those facility descriptions equivalent to those customarily found in a KFDA application relating to manufacturing of the Product, which is owned by Can-Fite or its designee. KDP shall promptly notify Can-Fite in writing upon receiving Marketing Authorization in the Territory for the Product.

5.7           Regulatory Communications. KDP shall inform Can-Fite of all communications and meetings between KDP (or its designee) and Regulatory Authorities related to the Product. If and to the extent communications and meetings between Can-Fite (or its designee) and Regulatory Authorities related to the Product should have a material impact on KDP’s development of Product in the Field in the Territory, Can-Fite shall inform KDP of such portions of such communications and meetings which result in such material impact.

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5.8           Product Complaints, Pharmacovigilance and Adverse Event Reporting. Prior to commencement by KDP of the first Clinical Study of the Product in the Field in the Territory, the Parties shall discuss and agree upon a written standard operating procedure for reporting any adverse events and Product complaints, and for coordinating the collection, investigation, reporting, and exchange of information concerning any such adverse events or complaints. Such procedure shall be sufficient to permit each Party to comply with all applicable laws, regulations and guidelines and with its internal pharmacovigilance practices. The standard operating procedure will be promptly updated if required by changes in legal requirements. Each Party shall ensure that its Affiliates, Can-Fite’s Other Licensee(s) comply with the standard operating procedure (or an equivalent procedure). Each Party will designate a liaison to be responsible for communicating with the other Party regarding the reporting of adverse events and complaints in connection with the Product. Information and/or Data pertaining to adverse events and/or safety data that are obtained from any Clinical Studies and Non-Clinical Studies performed by a Party shall be provided to the applicable Regulatory Authority, and promptly thereafter to the other Party; provided that the content of such disclosure to the other Party shall be the same as that provided to the applicable Regulatory Authority, as required by applicable regulatory requirements. The Parties will share any resultant regulatory action plans that may result there from. All adverse event reports and other safety data and information shall be provided to the other Party in English. Notwithstanding anything to the contrary in Section 4.2, the Parties will comply with all mandatory reporting requirements regarding safety data and adverse event reporting.

5.9            Compliance with Laws and Regulatory Requirements. KDP shall be responsible for ensuring that all Third Parties and Affiliates which purchase, distribute or otherwise transfer the Product comply with the requirements of this Agreement and any and all requirements of the Regulatory Authorities regarding the Product including the development and/or commercialization of the Product. Each Party agrees to promptly inform the other Party of all KFDA, FDA or other Regulatory Authority regulations, notices, circulars or warnings applicable to the Product of which it becomes aware. Each Party shall perform its obligations under this Agreement and in the case of KDP, its responsibilities and rights under the Development Plan in connection with the development and commercialization of the Product in accordance with all applicable laws, rules and regulations, including those of all Regulatory Authorities in the Territory, applicable reporting obligations, and applicable import and export laws and regulations.

5.10          Applications for Regulatory Exclusivity. The Parties recognize the commercial value of exclusivity rights to Product granted or provided for under laws and regulations in the Territory. To the extent permitted by law, KDP will have the exclusive right to file for, request and maintain any regulatory exclusivity rights for Product in the Territory (including regulatory exclusivity rights based upon an orphan drug designation of Product) and to conduct and prosecute any proceedings or actions to enforce the regulatory exclusivity rights.

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ARTICLE 6.

LABELING; TRADEMARKS

6.1           Labeling. KDP shall be responsible for the labeling of the Product in the Territory and for ensuring that such labeling is in compliance with all applicable laws in the Territory and rules and regulations of all Regulatory Authorities in the Territory.

6.2           Trademarks. Can-Fite shall be responsible for filing, registering and maintaining worldwide Trademarks for the Product, including in the Territory. Can-Fite will consult with KDP regarding the selection and registration of the Trademarks within the Territory. Can-Fite will register KDP as a registered user of the Trademarks, if required under the applicable law in the Territory.

6.3           Display. All packaging materials, labels, inserts and promotional materials for the Product sold in the Territory shall display: (i) the Trademarks, (ii) the trade name of KDP in the context of the Product as distributed by KDP, and (iii) the trade name of Can-Fite in the context of the Product as manufactured by or for Can-Fite (whether in English or in the local language). The manner of use of the Trademarks, including typeface and size, representations of the Trademarks, as well as promotional material bearing the Trademarks, will be jointly agreed by the Parties. If a given Trademark is not applicable in the Territory, other trademarks, which shall be mutually approved by the Parties, shall be displayed on the label of the Product in the Territory. All representations of the Trademarks that KDP intends to use shall first be submitted to Can-Fite for approval of design, color, and other details or shall be exact copies of those used by Can-Fite, and shall in any event comply with Can-Fite’s usage and quality control guidelines as established from time to time. KDP shall submit representative promotional materials, packaging, labels and the Product using any Trademarks to Can-Fite for Can-Fite’s review and comment prior to their first use and prior to any subsequent change or addition to such materials. All approvals to be required under this Article 6 shall not be unreasonably withheld or delayed.

6.4           Ownership. KDP acknowledges that: (i) the Trademarks are owned exclusively by Can-Fite; (ii) that KDP has no right, title or interest in and to the Trademarks, except the rights conferred by this Agreement; and (iii) that all goodwill associated with the Trademarks vests in and inures to the benefit of Can-Fite. In acknowledgement of Can-Fite’s exclusive ownership rights in the Trademarks, KDP agrees at no time during or after the term of this Agreement to challenge or assist others to challenge the Trademarks or the registration thereof or attempt to register any trademarks, marks or trade names confusingly similar to any Trademarks for the use in pharmaceutical products. KDP’s use of the Trademarks shall inure to the benefit of Can-Fite.

6.5           Termination of Use of Trademarks. Upon termination of this Agreement, KDP shall discontinue all use of the Trademarks, terminate all sublicenses to the Trademarks and shall not thereafter adopt or attempt to register a mark that is confusingly similar to any of the Trademarks for the use in pharmaceutical products; provided, however, that upon expiration of this Agreement and KDP’ s payment of all royalty amounts due under this Agreement, KDP’s right to use the Trademarks in conjunction with the Product shall be converted to a paid-up license.

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ARTICLE 7.

SUPPLY OF THE PRODUCT AND PACKAGING

7.1           Generally. Can-Fite shall supply KDP with all of its requirements for the Product and shall be KDP’s exclusive supplier of the Product during the term of this Agreement hereunder. It is understood that KDP shall not have the right to manufacture, or to authorize any Affiliate, or other Third Party to manufacture, the Product.

7.2           Supply for Development Activities. Can-Fite shall use Commercially Reasonable Efforts to timely supply the Product to KDP as necessary for KDP to carry out development, including Clinical Studies and Non-Clinical Studies (as applicable), of the Product in the Field in the Territory in accordance with the Development Plan. The Product supplied to KDP for development in the Territory shall be supplied by Can-Fite to KDP in accordance with the quantities and schedule to be agreed upon in writing by the Parties prior to the initiation of such studies. KDP shall not sell Product supplied under this Section 7.2 to a Third Party for commercial purposes.

7.3           Commercial Supply. After the completion by KDP of the Phase III Clinical Trial of the Product in the Territory, the Parties shall negotiate in good faith and finalize the terms of a manufacturing, supply and quality agreement for commercial supply to KDP of Product, which shall set forth the terms and conditions set forth in this Article 7, and other mutually acceptable terms and conditions not inconsistent with this Agreement, including representations, warranties, limitations of liability and indemnities of the type and scope customary in the industry (the “Supply Agreement”) . Among other items, the Supply Agreement will include the following provisions:

7.3.1           Supply Agreement. Can-Fite will supply KDP with Product in accordance with such forecasting and other supply requirements as are set forth in the Supply Agreement. Can-Fite will supply KDP the Product with labeling and packaging specifications as mutually agreed. Can-Fite may select a contract manufacturer to manufacture the Product for KDP and its Affiliates under the Supply Agreement.

7.3.2           Can-Fite’s Rights and Obligations. Except as otherwise provided herein, Can-Fite will have the right to make all decisions with respect to manufacturing in its sole discretion, including decisions relating to process development and manufacturing procedures, work to support quality control and quality assurance, improving manufacturing/cost efficiency and commercial scale-up manufacturing; provided that Can-Fite will manufacture or have the Product manufactured in conformity with all applicable laws and regulations in the Territory. Can-Fite shall timely notify KDP of any manufacturing change that may have an impact on KDP’s ability to timely receive Marketing Authorization or jeopardize the current status of the Product in the Territory.

7.3.3           Other Terms and Conditions. The Supply Agreement will also set forth all other terms and conditions applicable to the manufacture, distribution, forecast, acceptance, rejection, supply, delivery, quality testing, quality control and quality assurance, third-party liabilities, record keeping, audit and the like of the Product provided to KDP by Can-Fite.

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7.4           Transfer Price; Taxes; Shipping.

7 .4.1           Transfer Price for Development Purposes. The transfer price payable by KDP to Can-Fite for quantities of the Product to be used for development purposes, including Clinical Studies and Non-Clinical Studies, shall be equal to Can-Fite’s Manufacturing Cost for such quantities of Product plus twenty percent (20%).

7.4.2           Transfer Price for Commercial Purposes. The transfer price payable by KDP to Can-Fite for quantities of the Product to be used for the sale, promotion, marketing, distribution or other commercialization of Product in the Territory shall be set at a price equal to twenty five percent (25%) of the National Health Insurance/NHI Price for the Product; provided that, in no event shall the transfer price of the Product calculated under this Section7.4.2 be less than the actual Manufacturing Cost that corresponds to the final packaged unit of such Product.

7.4.3           Delivery of Product. All Product, whether for development or commercial purposes, shall be deemed to be delivered to KDP (or to KDP’s designee) at the point where Can-Fite delivers such Product to the carrier selected by KDP, and the title and risk thereto shall be simultaneously transferred to KDP. KDP shall be responsible for all costs of transportation, freight, insurance, customs and import formalities pertaining to shipment of the Product to KDP (or to KDP’s designee).

7.5           Payments. Payments due to Can-Fite under Section 7.4 above shall be made in accordance with the applicable provisions of Sections 9.5 through 9.8, and a more specific payment method shall be provided in the Supply Agreement.

7.5.1           Development Supply. Can-Fite shall transmit to KDP an invoice detailing the Manufacturing Cost for the Product delivered to KDP (or to KDP’ s designee) hereunder for development purposes, including Non-Clinical Studies and Clinical Studies, and KDP shall make payment to Can-Fite within thirty (30) days after receipt of each such invoice.

7.5.2           Commercial Supply. KDP shall forecast its projected Product sales in the Territory on a quarterly basis. The Parties will determine a reasonable and practicable mechanism for the payment of the price of the Product by KDP to Can-Fite, which will be provided in the Supply Agreement.

ARTICLE 8.

SALES AND MARKETING

8.1           Marketing Efforts. KDP agrees to use its Commercially Reasonable Efforts to (i) launch commercial sales of the Product in the Territory as soon as possible after receipt of the Marketing Authorization for the Product in the Territory and (ii) after Commercial Launch of the Product in the Territory, maximize Net Sales in the Territory.

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8.2           Marketing Plans. KDP shall prepare marketing plans for the Territory (the “Marketing Plans”), which shall include plans related to the pre-launch, launch, promotion and sale of the Product in the Territory. KDP shall share with Can-Fite the Marketing Plans on a regular basis, but no less frequently than annually. In addition, KDP shall keep Can-Fite informed, as requested by Can-Fite, with respect to the marketing, sales and promotion of the Product in the Territory. KDP shall have full control and authority over of the day-to-day commercialization of the Product in the Territory and implementation of the corresponding Marketing Plans, at KDP’s sole expense.

8.3           Marketing Materials. For purposes of harmonization and coordination of global commercialization of the Product, each Party shall keep the other Party informed regarding the preparation of promotional materials, samples, advertising and materials for training sales representatives with respect to the Product. Upon reasonable request of a Party, the other Party shall provide copies of such Product-related written materials. KDP shall have sole responsibility for the Product marketing materials used in the Territory.

ARTICLE 9.

MILESTONES, ROYALTIES AND OTHER PAYMENTS

9.1           Upfront Payment. Within thirty (30) days after the Effective Date, KDP shall pay to Can-Fite the non-refundable, non-creditable amount of Three Hundred Thousand U.S. Dollars ($300,000).

9.2           Milestone Payments. Within thirty (30) days following the first achievement or occurrence of each of the following milestone events by performance of KDP or an Affiliate of KDP, KDP shall pay to Can-Fite the corresponding one-time, non-creditable, non-refundable milestone payments set forth herein:

	Milestone Event	Milestone Payment

(i)	Upon commencement of the first Clinical Study by KDP in the Territory.	Two Hundred Thousand U.S. Dollars ($200,000)

(ii)	Upon public announcement of the data from the Can-Fite Phase IIb Clinical Trial	Two Hundred Thousand U.S. Dollars ($200,000)

(iii)	Upon submission by KDP of a New Drug Application in the Territory	Two Hundred Thousand U.S. Dollars ($200,000)

(iv)	Upon Marketing Authorization in the United States, in the European Union as a whole or in any one of the following countries: Germany, Italy, the United Kingdom, France or Switzerland	Three Hundred Thousand U.S. Dollars ($300,000)

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	Milestone Event	Milestone Payment

Italy, the United Kingdom, France or Switzerland

(v)	Upon Commercial Launch in the Territory	Three Hundred Thousand U.S. Dollars ($300,000)

For the avoidance of doubt, each milestone payment will be nonrefundable and noncreditable against royalties payable pursuant to Section 9.3 and any other fees or other payments due Can-Fite under this Agreement or under the Supply Agreement.

9.3           Royalties.

9.3.1           Royalty Rates. Subject to Section 9.3.2, KDP shall pay to Can-Fite a royalty for annual Net Sales in the Territory at a rate of seven percent (7%).

9.3.2           Can-Fite’s Right to Receive Royalties. Can-Fite’s right to receive royalties at the rates set forth in Section 9.3.1 will be in effect until the latest of: (i) the date of expiration of the last-to-expire of the Licensed Patents containing a Valid Claim that, but for the license granted by Can-Fite to KDP hereunder, would be directly or contributorily infringed by the use or sale of the Product in the Territory; (ii) the date of expiration of any Regulatory Exclusivity Period in the Territory, or (iii) fifteen (15) years after the date of Commercial Launch.

9.3.3           Generic Competition. In the event that, upon the expiration of any Regulatory Exclusivity Period or the expiration of the last-to-expire of the Licensed Patents containing a Valid Claim, generic products capture more than thirty percent (30%) of the market for the Product in the Territory, the Parties will, in good faith, discuss an adjustment to the royalty rate set forth in Section 9.3.1 if such adjustment would enable KDP to maximize Net Sales in the Territory.

9.3.4           Paid-Up License. Upon expiration of this Agreement, and KDP’s payment in full of the royalty amounts due and owing under this Section 9.3, KDP shall acquire a fully paid-up license under the Licensed Technology and Data to continue commercialization activities relating to the Product, without making any further payment to Can-Fite.

9.3.5           Timing of Royalty Payments. All royalties payable to Can-Fite under this Agreement will be paid by KDP biannually by February 14 and August 14, respectively, of each year.

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9.4           Payment Method; Currency Conversion. All payments under this Agreement shall be made by wire transfer or other means acceptable to Can-Fite, as specified by Can-Fite. All dollar amounts specified in this Agreement, and all payments made hereunder, are and shall be made in U.S. dollars. Royalties, and any other payments due under this Agreement that are calculated based on amounts received by KDP or its Affiliates in currencies other than U.S. dollars will be converted into the U.S. dollar equivalent using the applicable conversion rate as reported in the Exchange Rates set forth in The Wall Street Journal for the last business day of the six-month period to which such payments relate.

9.5           Late Payments. Any payments due under this Agreement that are not paid by the date such payments are due shall bear interest at the lesser of: (i) the average one-month London Interbank Offering Rate for the United States Dollar as reported from time to time in The Wall Street Journal, effective for the first date on which payment was delinquent and calculated on the number of days such payment is overdue or, if such rate is not regularly published, as published in such source as the Parties agree plus three (3) percentage points per annum, or (ii) the maximum amount permitted by law, calculated from the date payment was initially due. The foregoing interest shall be due from KDP without any special notice and shall be in addition to any other remedies that Can-Fite may have pursuant to this Agreement.

9.6           Withholding Tax. If any payment due to Can-Fite hereunder is subject to withholding taxes or similar governmental charge (“Withholding Tax”) required to be paid or withheld thereon by applicable law in Korea and such Withholding Tax is creditable against income taxes required to be paid in Israel by Can-Fite in its nature, then KDP shall deduct such Withholding Tax from such payment due Can-Fite hereunder at a rate not to exceed the then-prevailing rate provided for in applicable provisions of the Conventions between the Governments of Israel and Korea for the A voidance of Double Taxation and the Evasion of Taxes dated March 3, 1993 (effective January 1, 1994). KDP shall provide Can-Fite, as soon as possible, a certificate evidencing withholding or payment of any such Withholding Tax by KDP or its Affiliates for the benefit of Can-Fite. Any other duty, tax, charge levied thereon outside Israel shall be borne and paid by KDP without deduction from such payment due Can-Fite.

9.7           Reports and Records. During the term of this Agreement, KDP shall furnish to Can-Fite a written quarterly report showing: (i) the amount of gross sales of Product by KDP, its Affiliates and its distributors to wholesalers and other Third-Party purchasers, and an itemized calculation of Net Sales of each Product during such calendar quarter by KDP, its Affiliates and its distributors, (ii) the amounts payable in United States dollars which shall have accrued in respect of such Net Sales and the calculation thereof; (iii) Withholding Tax, if any; and (iv) the exchange rates used in determining the conversion to and amount of United States dollars. The foregoing quarterly report shall be certified by an executive officer of KDP as consistent with KDP’s standard practices in performing such computations and in accordance with KDP’ s standard internal accounting procedures. KDP will keep or cause to be kept such records as are required in sufficient detail to track and determine (in accordance with KDP’s standard internal accounting procedures) the accuracy of calculations of all sums due under this Agreement and to accurately account for the calculations of all royalties due under this Agreement. Such records will be retained for a period of the longer of (x) a three (3) year period following the year in which any payments were made hereunder and (y) the expiration of the applicable tax statute of limitations (or any extensions thereof), or such longer period as may be required by law.

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9.8           Records; Audit by Can-Fite. Once per calendar year and within three (3) years from Can-Fite’s receipt of each royalty payment, Can-Fite will have the option to engage (at its own expense) an independent certified public accountant, appointed by Can-Fite and reasonably acceptable to KDP, to examine in confidence the books and records of KDP as may be necessary to determine, with respect to any calendar year, the correctness or completeness of any report or payment required to be made under this Agreement; provided however, that the books and records for any particular calendar year will only be subject to one audit. The report of such accountant will be limited to a certificate verifying any report made or payment submitted by KDP during such period or identifying any over-payment or under-payment made by KDP, accompanied by an explanation of the basis for its determination of such over-payment or under-payment. In addition, if the accountant is unable to verify the correctness of any such payment, the accountant’s report may include information relating to why such payment is unverifiable. If the audit reveals any underpayment by KDP to Can-Fite, then KDP will pay any underpayment to Can-Fite, together with all interest accrued thereon, within thirty (30) days after KDP’s receipt of the audit report. If any audit performed under this Section 9.8 discloses a deficiency of more than five percent (5%) from the amount of the original report showing the calculation of a royalty under Section 9.4, KDP will bear the full cost of the performance of such audit. The result of the audit and the audit report shall be subject to Article 13.

ARTICLE 10.

INTELLECTUAL PROPERTY

10.1         Prosecution and Maintenance. Can-Fite shall own or Control (as applicable), be responsible for, and shall diligently carry out and shall bear all costs (including attorneys’ fees) for the preparation, filing, prosecution, maintenance, and extensions, if any, of all patents or patent applications within the Licensed Patents in the Territory. Can-Fite shall have the right, after consultation with KDP, and upon no less than thirty (30) days’ notice, to abandon any of the Licensed Patents in the Territory. For the avoidance of doubt, Can-Fite may take ministerial and non-material procedural actions regarding the Licensed Patents in the Territory without obtaining prior input from KDP.

10.2         Inventions.

10.2.1           Inventorship. Inventorship of information, know-how, data, discoveries, developments, designs, inventions, methods, processes, techniques, materials, formulae, trade secrets, trademarks, copyrights, patents and patent applications and other proprietary information conceived and/or reduced to practice in connection with, or as a result of, KDP’s activities hereunder and that are related the Product (“Inventions”) shall be determined in accordance with the patent laws of the country in which such invention occurred.

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10.2.2           Ownership of inventions; Royalty-Free Licenses; Responsibility for Patent Procurement. If an Invention is made solely by employees, officers, directors, agents or consultants of KDP, and such Invention specifically relates to development of the Product by or on behalf of KDP, the ownership of such Invention shall be vested solely in KDP (each an “KDP Invention”). KDP hereby grants to Can-Fite a royalty-free, non-exclusive license to use and exploit KDP Inventions in connection with the Product outside of the Territory. All other Inventions (whether invented solely by Can-Fite or jointly by Can-Fite and KDP) shall belong to Can-Fite (each a “Can-Fite Invention”). Can-Fite hereby grants to KDP a royalty-free, non-exclusive license to use and exploit Can-Fite Inventions in connection with the Product in accordance with this Agreement. KDP shall prepare, file, prosecute and maintain any and all patents and patent applications related to KDP Inventions; Can-Fite shall prepare, file, prosecute and maintain any and all patents and patent applications related to Can-Fite Inventions.

10.3         Enforcement of Licensed Technology. If either Can-Fite or KDP has knowledge of any infringement or likely infringement of the Licensed Patents or unauthorized use of the Licensed Know-How in the Territory, then the Party having such knowledge shall promptly inform the other Party in writing, and the Parties shall promptly consult with one another regarding the action to be taken. Unless the Parties otherwise mutually agree, Can-Fite shall have the initial right, using counsel of its choice, to enforce such Licensed Technology or defend any declaratory action with respect thereto, at its sole expense, and KDP shall give all reasonable assistance to Can-Fite in such action. If Can-Fite exercises such right, then Can-Fite shall control the strategy of such action and, provided that Can-Fite either receives KDP’s consent or is required by law, Can-Fite may use KDP’s name in connection with such action. If the infringement or likely infringement of the Licensed Patents would be the basis of a potential action solely within the Field in the Territory, and if Can-Fite declines to commence such action, then KDP shall have the right, but not the obligation, to commence such declined action with respect to such infringement within the Field in the Territory; provided that, prior to KDP’ s commencement of any such declined action, KDP shall reasonably consider Can-Fite’s reasons for declining to commence the action. In the event that KDP elects, in its sole discretion and at KDP’s sole expense, to commence such declined action, (i) KDP shall reasonably consider Can-Fite’s input with respect to such declined action; (ii) Can-Fite shall give all reasonable assistance to KDP in such action; and (iii) KDP may use Can-Fite’s name in connection with such action. KDP shall keep Can-Fite reasonably apprised of the progress of any such action commenced by KDP.

10.4         Infringement of Third Party Patents. If KDP, or any of its Affiliates or Sublicensees, issued by a Third Party for infringement of a Third Party’s patent rights in the Territory because of the manufacture, use or sale of the Product in the Territory, KDP shall promptly notify Can-Fite in writing of such suit, and the Parties shall consult each other to agree upon the course of action to be taken. Unless otherwise agreed in writing by the Parties, Can-Fite shall have the obligation, to control the defense of such suit in the Territory with counsel of its choice, at its own expense. KDP shall have the right to be represented by advisory counsel of its own selection at its own expense, and KDP shall reasonably cooperate in the defense of such suit and furnish to Can-Fite all pertinent evidence and reasonable assistance in KDP’s control.

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10.5         Recoveries; Settlement. In the event that either Party recovers any amounts from any litigation or settlement under Section 10.3 or 10.4, such amounts shall first be applied to reimburse Can-Fite and KDP for their respective actual out-of-pocket expenses, or equitable proportions thereof. Any remaining amount shall be retained by the Party that controlled such litigation or entered into such settlement; provided, however, that if KDP is the Party retaining any such remaining amount, then such remaining amount shall be deemed to be Product sales hereunder, and shall be subject to the royalty payments set forth in Section 9.4. The Parties shall keep one another informed of their respective activities concerning, and the status of, any litigation or settlement thereof concerning an Invention, the Licensed Technology, the Product; provided, however, that no settlement or consent judgment or other voluntary final disposition of any suit defended or action brought by a Party pursuant to this Article 10 may be entered into without the written consent of the other Party if such settlement would require the other Party to be subject to an injunction or to make a monetary payment or would otherwise adversely affect the other Party’s rights under this Agreement.

1 0.6           Trademark Infringement. KDP shall promptly call to the attention of Can-Fite the use by any Third Party of any Trademark or any trademark similar to the Trademarks, of which it becomes aware. Can-Fite shall have the right to decide whether or not to bring proceedings against such Third Parties, giving commercially reasonable consideration to any reasonably anticipated, material adverse effect(s) on KDP’s business (to the extent KDP has provided written information to Can-Fite regarding such reasonably anticipated, material adverse effect(s)). Such proceedings shall be at the expense of Can-Fite. KDP shall cooperate fully with Can-Fite to whatever extent is deemed reasonably necessary by Can-Fite to prosecute such action. In the event that Can-Fite recovers damages from prosecution of such action, Can-Fite shall retain all amounts received for such damages, except that KDP shall be entitled to reimbursement of its costs, expenses, and attorneys’ fees attributable to such action (or in proportionate amounts thereof, should Can-Fite recover an insufficient amount for both Parties’ such costs and expenses).

ARTICLE 11.

REPRESENTATIONS AND WARRANTIES; LIMITATION OF LIABILITY

11.1         Can-Fite Representations and Warranties. Can-Fite hereby represents and warrants as of the Effective Date that: (i) it has the right, power and corporate authority to enter into this Agreement and to make the promises set forth in this Agreement; (ii) it owns or Controls the Licensed Patents and has the right to grant the rights and licenses herein to KDP in the Territory; (iii) the execution, delivery and performance of this Agreement do not conflict with any agreement, instrument or understanding, oral or written, to which it is a party or by which it is bound, nor to its Knowledge, violate any law or regulation of any court, governmental body or administrative or other agency having jurisdiction over it; and (iv) there are no actual or, to its Knowledge, threatened suits or claims by any Third Party alleging that the use by Can-Fite or KDP of the Licensed Technology will constitute an infringement or other violation of a patent of such Third Party.

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11.2         KDP Representations and Warranties. KDP hereby represents and warrants as of the Effective Date that: (i) it has the right, power and corporate authority to enter into this Agreement and to make the promises set forth in this Agreement; and (ii) the execution, delivery and performance of this Agreement do not conflict with any agreement, instrument or understanding, oral or written, to which it is a party or by which it is bound, nor to its Knowledge, violate any law or regulation of any court, governmental body or administrative or other agency having jurisdiction over it.

11.3         Disclaimer of Warranties. EXCEPT AS OTHERWISE EXPRESSLY STATED IN THIS AGREEMENT, CAN-FITE EXPRESSLY DISCLAIMS ANY WARRANTIES, REPRESENTATIONS OR CONDITIONS, EXPRESS, IMPLIED, STATUTORY OR OTHERWISE, WITH RESPECT TO THE CONFIDENTIAL INFORMATION, INGREDIENT, PRODUCT, MANUFACTURING PROCESS, LICENSED PATENTS OR LICENSED KNOW-HOW, INCLUDING, WITHOUT LIMITATION, ANY WARRANTY OF MERCHANTABILITY, NONINFRINGEMENT, OR FITNESS FOR A PARTICULAR PURPOSE, VALIDITY OF THE LICENSED PATENTS.

11.4         Limitation of Liability. NEITHER PARTY SHALL BE LIABLE TO THE OTHER PARTY FOR ANY SPECIAL, CONSEQUENTIAL, INDIRECT, OR INCIDENTAL DAMAGES OF ANY KIND (INCLUDING DAMAGES FOR INTERRUPTION OF BUSINESS, PROCUREMENT OF SUBSTITUTE GOODS, LOSS OF PROFITS, OR THE LIKE) ARISING OUT OF OR RELATING TO THIS AGREEMENT, REGARDLESS OF WHETHER SUCH DAMAGES ARE BASED ON TORT, WARRANTY, CONTRACT OR ANY OTHER LEGAL THEORY, EVEN IF ADVISED OF THE POSSIBILITY OF SUCH DAMAGES. THIS SECTION SHALL BE GIVEN FULL EFFECT EVEN IF ANY REMEDY SPECIFIED IN THIS AGREEMENT IS DEEMED TO HAVE FAILED OF ITS ESSENTIAL PURPOSE.

ARTICLE 12.

INDEMNIFICATION AND INSURANCE

12.1         By Can-Fite. Can-Fite shall indemnify, defend and hold KDP, its Affiliates, directors, employees, agents and representatives (collectively, “KDP lndemnitees”) harmless from and against all claims, causes of action, costs (including reasonable attorney fees and expenses), losses or liabilities (collectively, “Losses”) of any kind that are asserted by a Third Party to the extent the Losses arise from: (i) breach of a representation or warranty by Can-Fite in Section 11.1; (ii) the negligent act or omission or willful misconduct of Can-Fite in the performance of its obligations under this Agreement; or (iii) the infringement of any Third-Party patent rights by Can-Fite or KDP in the use of the Licensed Technology under this Agreement. The foregoing indemnity under subsections (i) – (iii) shall not apply to the extent that any of the KDP Indemnitees caused or contributed to such Losses, or to the extent that KDP has an indemnification obligation under Section 12.2 with respect to the Losses.

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12.2         By KDP. KDP shall indemnify, defend and hold Can-Fite, its Affiliates, Can-Fite Other Licensee(s), directors, employees, agents and representatives (collectively, “Can-Fite Indemnitees”) harmless from and against all Losses of any kind that are asserted by a Third Party to the extent the Losses arise from: (i) breach of a representation or warranty by KDP in Section 11.2; (ii) the negligent act or omission or willful misconduct of KDP or any of its Affiliates, agents or representatives in the performance of their obligations under this Agreement; or (iii) the development, marketing, selling, handling or distribution by or on behalf of KDP of the Product (as applicable) in the Territory. The foregoing indemnity under subsections (i) – (iii) shall not apply to the extent that any of the Can-Fite Indemnitees caused or contributed to such Losses, or to the extent that Can-Fite has an indemnification obligation under Section 12.1 with respect to the Losses.

12.3         Procedure. Each Party will promptly notify the other Party in writing in the event it becomes aware of a Third Party claim, action or suit for which indemnification may be sought hereunder (provided that the failure to give such notice promptly will not prejudice the rights of an Indemnified Party, except to the extent that the failure to give such prompt notice materially adversely affects the ability of the Indemnifying Party to defend the claim, action or suit). In the event that any Third Party claim, action or suit is instituted against a Party in respect of which indemnity may be sought pursuant to this Article 12, promptly after such Party (the “Indemnified Party”) notifies the other Party (the “Indemnifying Party”) in writing, the Indemnifying Party and the Indemnified Party shall meet to discuss how to respond to such claim, action or suit. The Indemnifying Party shall control the defense of such claim, action or suit. The Indemnified Party shall cooperate with the Indemnifying Party in the defense of such claim, action or suit, at the expense of the Indemnifying Party. In any such proceeding, the Indemnified Party shall also have the right to retain its own counsel at its own expense. The Indemnifying Party shall not be liable for Losses or Third Party liabilities with respect to a claim, action or suit settled or compromised by the Indemnified Party without the Indemnifying Party’s prior written consent. No offer of settlement, settlement or compromise by the Indemnifying Party shall be binding on an Indemnified Party without the Indemnified Party’s prior written consent (which consent shall not be unreasonably withheld or delayed), unless such settlement fully releases the Indemnified Party without any liability, loss, cost or obligation to such Indemnified Party.

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ARTICLE 13.

CONFIDENTIALITY AND PUBLICITY

13.1         Treatment of Confidential Information. The Parties agree that during the term of this Agreement, and for a period of five (5) years after this Agreement expires or terminates, the Receiving Party of Confidential Information of the Disclosing Party will (i) maintain such Confidential Information in confidence to the same extent the Receiving Party maintains its own confidential or proprietary information or trade secrets of similar kind and value; (ii) not disclose such Confidential Information to any Third Party without the prior written consent of the Disclosing Party, except for disclosures to its Affiliates and Can-Fite’s Other Licensee(s) who agree to be bound by obligations of non-disclosure and non-use at least as stringent as those contained in this Article 13; and (iii) not use Confidential Information for any purpose except those purposes permitted by this Agreement. Neither Party will knowingly disclose to the other Party any Third Party information or know-how that such Party does not have the legal right to disclose to the other Party and/or which it has a contractual obligation not to disclose to the other Party.

13.2         Authorized Disclosure. Notwithstanding the foregoing Section 13.1, a Receiving Party may disclose Confidential Information of the Disclosing Party:

(i)	to the extent and to the persons and entities as required by an applicable law, rule, regulation, legal process, court order or the rules of the any securities exchange on which any security issued by either Party is traded or of a Regulatory Authority; or

(ii)	as necessary to file, prosecute or defend those patent applications or patents for which either Party has the right to assume filing, prosecution, defense or maintenance, pursuant to Article 10 of this Agreement; or

(iii)	to prosecute or defend litigation or otherwise establish rights or enforce obligations under this Agreement, but only to the extent that any disclosure is necessary.

Provided that, the Receiving Party required or intending to disclose the Disclosing Party’s Confidential Information under Sections 13.2(i) or (iii) shall give advance written notice to the Disclosing Party of such required disclosure so that the Disclosing Party may seek a protective order or other appropriate remedy. If, in the absence of a protective order or other remedy, the Receiving Party is nonetheless, in the reasonable opinion of Receiving Party’s counsel, required to disclose Confidential Information of the Disclosing Party under Sections 13.2(i) or (iii), the Receiving Party may disclose only that portion of the Confidential Information of the Disclosing Party which such counsel advises in writing is legally required to be disclosed; provided that the Receiving Party shall preserve the confidentiality of such Confidential Information to the fullest extent possible, including, without limitation, by cooperating with the Disclosing Party in its efforts to secure confidential or protective treatment of such Confidential Information or to obtain a protective order or other remedy.

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13.3         Other Permitted Disclosures. Either Party may disclose Confidential Information received under this Agreement to existing or potential investors, acquirers, merger partners, collaborators, consultants, contractors, distributors or licensees, or to professional advisors (e.g., attorneys, accountants and investment bankers) involved in such activities, for the limited purpose of evaluating such investment, transaction, or license and under appropriate conditions of confidentiality, only to the extent necessary and with the agreement by these permitted individuals to maintain such Confidential Information in strict confidence.

13.4         Publicity; Terms of this Agreement. The Parties will mutually agree upon the text of a press release announcing the execution of this Agreement. Except for such press release, neither Party shall (i) originate any publicity, news release or other public announcement, written or oral, whether to the public press, stockholders or otherwise, relating to this Agreement, any amendment hereto or performance hereunder, or (ii) use the name of the other Party in any publicity, news release or other public announcement, except (a) with the prior written consent of the other Party, which consent shall not be unreasonably withheld or delayed, or (b) as required by applicable law, in which case the originating Party shall submit to the other Party (for review and any proposed modifications, as well as the Parties’ coordination, prior to such disclosure or use) each such required disclosure, and shall comply with the terms of Section 13.2. The terms of this Agreement shall be deemed to be the Confidential Information of each Party.

ARTICLE 14.

TERM AND TERMINATION

14.1         Term of this Agreement. This Agreement will become effective on the Effective Date and, unless earlier terminated pursuant to this Article 14, will remain in full force and effect until there is no remaining royalty payment obligation in the Territory, as set forth in Section 9.3.2. The terms and conditions for any transactions between the Parties relating to the Product after any termination or expiration hereunder shall be as separately negotiated and agreed upon by the Parties.

14.2         Termination for Breach of Share Purchase Agreement. If KDP breaches the Share Purchase Agreement by not completing the purchase of the Shares, Can-Fite shall have the right to terminate this Agreement upon providing written notice to KDP.

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14.3         Termination for Material Breach. If either Party (the “Breaching Party”) materially breaches any of its representations, warranties, covenants or obligations under this Agreement, the other Party (the “Non-Breaching Party”) shall have the right to terminate this Agreement upon providing written notice to the Breaching Party (i) thirty (30) days after such written notice, if the Breaching Party is in breach of Article 9, 10 or 13 and has failed to cure such breach within the thirty (30) days notice period, or (ii) sixty (60) days after such written notice, if the Breaching Party is in breach of any other provision hereof and has failed to cure such breach within the sixty (60) days notice period; provided, however, that if a breach other than of Article 9, 10 or 13 is not reasonably susceptible of cure within the sixty-day cure period above, and the Breaching Party proposes and has initiated a reasonable course of action to cure such breach and has acted diligently and in good faith to begin to cure the breach within such sixty-day period, such cure period shall be extended as reasonably necessary to permit the breach to be cured. All amounts due hereunder that are not in dispute shall continue to be timely paid.

14.4         Termination for Insolvency. This Agreement may be terminated at any time by a Party’s thirty (30) days prior written notice upon the filing or institution of bankruptcy, reorganization, liquidation or receivership proceedings by or against the other Party (the “Bankrupt Party”), or upon an assignment of a substantial portion of the Bankrupt Party’s assets for the benefit of its creditors; provided, however, that in the event of any involuntary bankruptcy or receivership proceeding, such right to terminate shall only become effective if the proceeding is not dismissed within sixty (60) days after the filing thereof.

14.5         Effect of Expiration or Termination.

14.5.1           Accrued Obligations. Termination of this Agreement for any reason shall not release any Party hereto from any liability which, at the time of such termination, has already accrued to the other Party or which is attributable to a period prior to such termination, nor preclude either Party from pursuing all rights and remedies it may have hereunder or at law or in equity with respect to any breach of this Agreement.

14.5.2           Survival. The expiration or termination of this Agreement shall not affect (i) the rights or obligations of either Party hereto which shall have accrued hereunder prior to such expiration or termination, and (ii) the rights and obligations of the Parties at law or in equity, which from the context thereof, are intended to survive termination or expiration of this Agreement. Without limiting the foregoing sentence, the provisions of Article 1, to the extent definitions are embodied in the following listed Articles and Sections of this Agreement; the provisions of Sections 2.1, 2.2, 2.3, 5.4, 5.5, 5.6, 5.7, 5.8, 5.9, 5.10, 8.2, 8.3 and Article 6, but only if KDP has a fully paid-up license under Section 2.1; Sections 2.5 and 2.6; Sections 7.5, 9.1, 9.2 and 9.3, to the extent payment obligations thereunder have accrued but not been paid; Sections 9.4, 9.5, 9.6, 9.7 and 9.8, 10.1, 10.2, 10.6, 11.3, 11.4, 14.5, 14.6, 16.3, 16.4, 16.5, 16.6, 16.7, 16.8, 16.9; Articles 12 and 13; and Article 15, with respect to Disputes arising during the term of the Agreement that have not been resolved, shall survive the expiration or termination of this Agreement for any reason. In addition, any other provision required to interpret and enforce the Parties’ rights and obligations under this Agreement shall survive, but only to the extent required for the observation and performance of the aforementioned surviving portions of this Agreement.

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14.5.3           Termination of Licenses. Upon earlier termination of this Agreement by Can-Fite for KDP’s uncured material breach under Section 14.2 or KDP’s insolvency under Section 14.3, or by Can-Fite for KDP’s failure to proceed with Product development pursuant to Section 5.3, all licenses and rights granted to KDP hereunder shall terminate and KDP will immediately cease to develop and commercialize Product.

14.5.4           Disposition of inventory. Upon earlier termination of this Agreement by Can-Fite for KDP’s uncured material breach under Section 14.2 or KDP’s insolvency under Section 14.3, or by Can-Fite for KDP’s failure to proceed with Product development pursuant to Section 5.3, KDP shall have the right for a period of ninety (90) days to sell any Product in its inventory. Thereafter, KDP shall return any remaining inventory to Can-Fite.

14.5.5           Reassignment of Regulatory Approvals. If this Agreement is early terminated by Can-Fite under Section 14.2 because of KDP’s uncured material breach or under Section 14.3 because of KDP’s insolvency, or by Can-Fite for KDP’s failure to proceed with Product development pursuant to Section 5.3, KDP shall ensure that all Regulatory Filings and Marketing Authorizations in the Territory relating to the Product are assigned to Can-Fite (to the extent legally permissible in the Territory) within a reasonable time after termination of KDP’s rights under this Agreement, subject to Can-Fite’s payment to KDP of a two percent (2%) royalty on Net Sales of any Product that is the subject matter of such assigned Regulatory Filings and/or Marketing Authorizations; provided that such royalty payment obligation of Can-Fite shall only continue until such time that the total royalty payments delivered by Can-Fite equal an amount that reimburses KDP for all of its Non-Clinical Study Costs and Clinical Study Costs and other internal and external costs directly arising from or in connection with preparation and submission of such assigned Regulatory Filings and/or Marketing Authorizations that were reasonably borne by KDP prior to such early termination of this Agreement. Any costs incurred by KDP for such assignment or transfer shall be at KDP’s expense. In the event that no such assignment and/or transfer pursuant to this Section 14.5.5 may legally be made, then, at the request of Can-Fite, KDP shall surrender such Regulatory Filings and/or Marketing Authorizations for cancellation. To the extent that such assigned Regulatory Filings and/or Marketing Authorizations are related to the Product, all such data, files, materials, information, filings and approvals shall thereafter be deemed to be Can-Fite’s Confidential Information and subject to Article 13 of this Agreement. KDP further agrees to execute and deliver such instruments and take such other actions as Can-Fite shall reasonably request in order to carry out this provision.

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14.6         Return of Confidential Information. Confidential Information shall remain the property of the Disclosing Party for the period provided in Section 13.1. Upon earlier termination of this Agreement by either Party under Section 14.2 because of uncured material breach or under Section 14.3 because of insolvency of the other Party, or by Can-Fite for KDP’s failure to proceed with Product development pursuant to Section 5.3, the Receiving Party shall immediately cease to use the Disclosing Party’s Confidential Information and promptly thereafter the Receiving Party shall, at the Receiving Party’s option, either return to the Disclosing Party or destroy all data, drawings, memoranda, notes and other written materials (including summaries, records, descriptions, modifications, drawings and adaptations that have been made from any such materials), together with any magnetic media and computer stored information, and all copies thereof, embodying or containing any of the Disclosing Party’s Confidential Information that are in the possession or control of the Receiving Party or its contractors or agents; provided, however, that one (1) copy of such Confidential Information may be retained by the Receiving Party on a confidential basis for archival purposes only. Any destruction of Confidential Information pursuant to the preceding sentence shall be promptly confirmed by a written certificate executed by an authorized officer of Receiving Party.

ARTICLE 15.

DISPUTE RESOLUTION

15.1         Negotiation. The Parties shall attempt in good faith to resolve any and all disputes that arise between them promptly, voluntarily and amicably. Any dispute arising between the Parties relating to, arising out of, or in any way connected with this Agreement, or any term or condition hereof, or the performance by either Party of its obligations hereunder (a “Dispute”), whether before or after expiration or termination of this Agreement, which is not settled by the Parties within thirty (30) days after written notice of such Dispute is first given by one Party to the other Party in writing, will be referred to a senior executive designated by Can-Fite and a senior executive designated by KDP who are authorized to settle such Dispute on behalf of their respective companies (“Senior Executives”). The Senior Executives will meet (or confer by telephone or video conference) within thirty (30) days after the end of the initial 30-day period referred to above, at a time and place mutually acceptable to both Senior Executives. If the Dispute has not been resolved by the Senior Executives within thirty (30) days after the end of the initial 30-day period referred to above (or such longer time period as may be mutually agreed upon by the Senior Executives), the Dispute will be resolved in accordance with the remainder of this Article 15.

15.2         Arbitration. If a Dispute is not resolved in accordance with Section 15.1, the Parties hereby agree to resolve such Dispute by final and binding arbitration administered under the then-current Rules of Arbitration of the International Chamber of Commerce (“ICC”).

15.2.1           Commencement of Arbitration Proceeding; Arbitrator. Following failure of the Senior Executives to resolve a Dispute under Section 15.1, either Party may commence such arbitration proceeding in accordance with this Section 15.2 and the ICC rules, and shall simultaneously notify the other Party in writing of such commencement. The arbitration shall be conducted by one (1) neutral arbitrator, to be mutually selected by the Parties within thirty (30) days of the commencement of the proceeding; provided that if the Parties are unable to mutually select such arbitrator within such 30-day period, then the Parties shall either mutually agree to extend such period or one neutral arbitrator will be selected by Can-Fite within such thirty (30) day period, one neutral arbitrator will be selected by KDP within such thirty (30) day period, and such two selected arbitrators shall, within thirty (30) days after the first two arbitrators have been selected, appoint the single neutral arbitrator who shall preside over the arbitration proceeding.

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15.2.2           Arbitration Proceeding and Venue. The arbitration and all related hearings, proceedings and written submissions will be in the English language. The arbitration proceeding shall be held in New York City (unless the Parties mutually agree in writing on a different venue). Each Party shall bear its own expenses (including the fees and expenses of its attorneys, consultants and witnesses) in connection with the arbitration proceeding, and each Party shall, on an ongoing basis, pay one-half (1/2) the fees and expenses of the ICC and the arbitrator(s).

15.2.3           Decision; Enforcement. The decision of the arbitrator shall be the sole and exclusive remedy of the Parties, shall be final and shall be fully and irrevocably accepted by the Parties. The arbitrator shall announce his/her decision and award, and the reasons therefor, in writing. The prevailing Party may enforce such decision against the other Party in any court having jurisdiction. In any arbitration proceeding hereunder, the arbitrator will not have the right to modify the terms and conditions of this Agreement. The Parties will exert reasonable efforts to have the decision and award rendered within six (6) months after a Party commences the arbitration proceeding.

15.3         Court Actions; Injunctive Relief. Notwithstanding the above, to the full extent allowed by law, either Party may bring an action in any court of competent jurisdiction for injunctive relief (or any other provisional remedy) to protect the Parties’ rights or enforce the Parties’ obligations under Sections 10, 13 or 16.8 of this Agreement. In addition, either Party may bring an action in any court of competent jurisdiction to resolve disputes pertaining to the validity, construction, scope, enforceability, infringement or other violations of patents or other proprietary or intellectual property rights.

ARTICLE 16.

MISCELLANEOUS

16.1         Force Majeure. Neither Party shall be held liable or responsible to the other Party, nor be deemed to have defaulted under or breached this Agreement, for failure or delay in fulfilling or performing any term of this Agreement when such failure or delay is caused by or results from causes beyond the reasonable control of the affected Party, including but not limited to fire, floods, earthquake, embargoes, war, acts of war (whether war is declared or not), insurrections, riots, civil commotions, strikes, lockouts or other labor disturbances, acts of God or acts, omissions or delays in acting by any governmental authority or the other Party; provided, however, that the Party so affected shall use Commercially Reasonable Efforts to avoid or remove such causes of nonperformance, and shall continue to perform hereunder with reasonable dispatch whenever such causes are removed. Either Party shall provide the other Party with prompt written notice of any delay or failure to perform that occurs by reason of force majeure. The Parties shall mutually seek a resolution of the delay or the failure to perform as noted above.

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16.2         Assignment. This Agreement may not be assigned or otherwise transferred by one Party without the prior written consent of the other Party; except that Can-Fite shall have the right to assign this Agreement in connection with the transfer or sale of all or substantially all of its assets relating to the Product.

16.3         Severability. If any provision hereof should be held invalid, illegal or unenforceable in any jurisdiction, the Parties shall negotiate in good faith a valid, legal and enforceable substitute provision that most nearly reflects the original intent of the Parties and all other provisions of this Agreement shall remain in full force and effect in such jurisdiction and shall be liberally construed in order to carry out the intentions of the Parties hereto as nearly as may be possible. Such invalidity, illegality or unenforceability shall not affect the validity, legality or enforceability of this Agreement in any other jurisdiction.

16.4         Notices. All notices, requests, consents and other communications given or made by a Party under this Agreement shall be in writing and shall be deemed given (i) five (5) days after mailing when mailed (by registered or certified mail, postage paid, only), (ii) on the date sent when made by facsimile transmission with confirmation of receipt (with hard copy to follow by registered or certified mail, postage paid, only), or (iii) on the date received when delivered in person or by reputable overnight courier; provided that notices and communications with respect to administrative matters under this Agreement (but not legal matters or matters pertaining to rights or obligations under this Agreement), may be provided by e-mail and will be deemed given when sent. All notices shall be provided to the address set forth below or such other place as such Party may from time to time designate in writing:

If to Can-Fite:	Can-Fite BioPharma, Ltd.
10 Bareket St.
Petach Tikva, Israel
Attention: Chief Executive Officer
Facsimile: +972.3.924.9378
E-Mail: info@canfite.com

with a copy to:	Goodwin Procter LLP
4365 Executive Drive, Suite 300
San Diego, CA 92121 USA
Attention: Stephen C. Ferruolo
Facsimile: 1.858.457.1255
E-mail: sferruolo@goodwinprocter.com

If to KDP:	Kwang Dong Pharmaceutical Co., Ltd.
#1206, Byucksan Digital Valley III, 212-13,
Guro 3-dong, Guro-gu, Seoul, Republic of Korea
Attention: Director, Business Development
Facsimile: +82-2-2025-1350
E-mail: bd@ekdp.com

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16.5         Governing Law. This Agreement and any dispute arising from the performance or breach hereof shall be governed by and construed and enforced in accordance with the laws of State of New York without reference to conflicts of laws principles.

16.6         Entire Agreement; Amendment. This Agreement, together with the Share Purchase Agreement and the Exhibits hereto, contains the entire understanding of the Parties with respect to the subject matter hereof. In the event of any conflict or inconsistency between any provision of any Exhibit hereto and any provision of this Agreement, the provisions of this Agreement shall prevail. All express or implied agreements and understandings, either oral or written, heretofore made, including the Mutual Confidential Disclosure Agreement between the Parties, dated 25 May, 2007, are expressly superseded by this Agreement. This Agreement may be amended, or any term hereof modified, only by a written instrument duly executed by both Parties hereto.

16.7         Official Language. The language of this Agreement and of any documents, papers or proceedings required by or under this Agreement, including any such documents, papers or proceedings that arise under Article 15, shall be English. Any Party requesting or requiring translations of such documents, papers or proceedings shall bear all costs and expenses of such translations.

16.8         Independent Contractors. It is expressly agreed that Can-Fite and KDP shall be independent contractors and that the relationship between the Parties shall not constitute a partnership, joint venture or agency. Neither Can-Fite nor KDP shall have the authority to make any statements, representations or commitments of any kind, or to take any action, which shall be binding on the other, without the prior written consent of the other Party to do so.

16.9         Waiver. The waiver by either Party hereto of any right hereunder or the failure to perform or of a breach by the other Party shall not be deemed a waiver of any other right hereunder or of any other breach or failure by said other Party whether of a similar nature or otherwise.

16.10      Counterparts. This Agreement may be executed in counterparts by original or facsimile signature, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

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IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed by their duly authorized representative as of the date first above written.

CAN-FITE BIOPHARMA, LTD.		KWANG DONG PHARMACEUTICAL CO., LTD.

By:	/s/ Pnina Fishman, Ph.D.	By:	/s/ Soo Boo Choi

Name:	Pnina Fishman, Ph.D.	Name:	Soo Boo Choi

Title:	CEO	Title:	Chairman

By:	/s/ Ilan Cohn, Ph.D.

Name:	Ilan Cohn, Ph.D.

Title:	Vice Chairman

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DRAFT

Confidential

EXHIBIT A

LICENSED PATENTS

DETAILS*	TITLE**

Korean patent No. 10-0584797	Pharmaceutical compositions comprising an adenosine receptor agonist or antagonist

Korean patent No. 10-0674529	Pharmaceutical compositions comprising an adenosine receptor agonist or antagonist

Korean patent application 10-2007-7012806	Therapeutic treatment of accelerated bone resorption

Korean patent application 10-2007-7014958	Biological marker for inflammation

Korean patent application 10-2007-7014957	Treatment of inflammation by a combination of methotrexate and an A3 Adenosine Receptor Agonist

PCT Application .....	Process for producing IB-MECA

*           In case of a PCT application, the Licensed Patent is the Korean patent that will be granted on a national Korean patent application filed on the basis of the PCT application; in case of a US Provisional application, the Licensed Patent will be a Korean patent which claims priority from the US Provisional application.

**         The title is for identification purposes only. The title on file may be different or may be amended by Can-Fite or by the Korean Patent Office.

DRAFT

Confidential

EXHIBIT B

TRADEMARKS

[None Selected as of the Effective Date]

[To Be Added During the Term of the Agreement]